

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2024

Gavin B. Brandon
Chief Financial Officer
Orion Office REIT Inc.
2398 E. Camelback Road, Suite 1060
Phoenix, AZ 85016

> **Re: Orion Office REIT Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **File No. 001-40873**

Dear Gavin B. Brandon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction